Exhibit 99.1

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

July 21, 2026

Dear Shareholders:

Notice is hereby given that an extraordinary general meeting (the “Meeting”) of shareholders of Phaos Technology Holdings (Cayman) Limited, a Cayman Islands exempted company (the “Company”), will be held virtually on August 18, 2026 at 9:30 p.m. Singapore Time (August 18, 2026 at 9:30 a.m. Eastern Time). The Meeting may be accessed by accessing the following hyperlink: https://edge.media-server.com/mmc/p/4cfk4utm. Please note that all voting must be completed prior to the Meeting; no voting mechanism will be available during the Meeting itself. The Meeting is called for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	Proposal One. As an ordinary resolution, to increase the Company’s authorized share capital from US$100,000 divided into 950,000,000 class A ordinary shares, par value US$0.0001 per share and 50,000,000 class B ordinary shares, par value US$0.0001 per share, to US$10,000,000,000 divided into 95,000,000,000,000 class A ordinary shares of a par value of US$0.0001 each and 5,000,000,000,000 class B ordinary shares of a par value of US$0.0001 each, by the creation of 94,999,050,000,000 class A ordinary shares of a par value of US$0.0001 each and 4,999,950,000,000 class B ordinary shares of a par value of US$0.0001 each (the “Share Capital Increase”).

2.	Proposal Two. As an ordinary resolution: (a) to approve the share consolidations of the Company’s issued and unissued class A ordinary shares (the “Class A Ordinary Shares”) and class B ordinary shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.0001 each, at any one time or multiple times during a period of up to two years of the date of the Meeting, at the exact consolidation ratio and effective time as the board of directors (the “Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 50:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the Meeting; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.

3.	Proposal Three. As a special resolution, to amend and restate the Company’s current amended and restated memorandum and articles of association to provide for (A) the conversion right of Class B Ordinary Shares into Class A Ordinary Shares and (B) an exclusive jurisdiction for dispute resolution in respect of certain Cayman law and internal affairs claims, subject to the carve-outs set out therein, against the Company, and subject to Proposal One being passed, to amend and restate the Company’s current amended and restated memorandum of association to reflect the Share Capital Increase (the “Adoption of the Amended and Restated Memorandum and Articles”).

4.	Proposal Four. As an ordinary resolution, to approve the allotment and issuance of 2,900,000 pre-consolidation Class B Ordinary Shares to Hong Loon Gan (the “Share Issuance”).

5.	Proposal Five. As an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Meeting, (a) any one or more directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, the Adoption of the Amended and Restated Memorandum and Articles, the Share Consolidations, and other proposals under the foregoing resolutions, in each case only to the extent duly approved by shareholders and only for administrative or ancillary implementation purposes, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”).

6.	Proposal Six. As an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three, Proposal Four and Proposal Five (the “Adjournment”).

Our Annual Report on Form 20-F for the fiscal year ended April 30, 2025 (the “2025 Annual Report”), including the financial statements, is available on the SEC’s website at http://www.sec.gov.

Your vote is important. I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet or by email.

By Order of the Board of Directors,

Sincerely,

/s/ Beh Hook Seng
Beh Hook Seng
Chairman of the Board

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD VIRTUALLY ON AUGUST 18, 2026 AT 9:30 P.M. SINGAPORE TIME (AUGUST 18, 2026 AT 9:30 A.M. EASTERN TIME).

The Proxy Statement, the Notice of the Extraordinary General Meeting of Shareholders, the Proxy Card, and any amendments to the foregoing materials that are required to be furnished to shareholders are available for review at: ir.phaostech.com/corporate-governance/shareholder-meetings/.

The Meeting will be held virtually and may be accessed at: https://edge.media-server.com/mmc/p/4cfk4utm. Please note that all voting must be completed prior to the Meeting; no voting mechanism will be available during the Meeting itself.

Phaos Technology Holdings (Cayman) Limited

55 Ayer Rajah Crescent #05-05,
Singapore 139949

Proxy Statement

The board of directors (the “Board”) of Phaos Technology Holdings (Cayman) Limited, a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for the Meeting of the Company. The Meeting will be held virtually on August 18, 2026 at 9:30 p.m. Singapore Time (August 18, 2026 at 9:30 a.m. Eastern Time). The Meeting may be accessed at https://edge.media-server.com/mmc/p/4cfk4utm. Please note that all voting must be completed prior to the Meeting; no voting mechanism will be available during the Meeting itself.

FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions.

Forward-looking statements in this proxy statement include, but are not limited to, statements about: the anticipated effects of the Share Capital Increase; the anticipated effects of the Share Consolidations on the trading price and liquidity of the Class A Ordinary Shares; the Company’s ability to maintain its listing on the NYSE American; and the expected benefits of the proposals described herein. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in our Annual Report on Form 20-F for the fiscal year ended April 30, 2025 filed with the SEC.

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that we are required to provide to you under the rules of the U.S. Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meeting?

At the Meeting, our shareholders will consider and vote upon the proposals described in this proxy statement.

These proposals include 1) the Share Capital Increase, 2) the Share Consolidations, 3) the Adoption of the Amended and Restated Memorandum and Articles, 4) the Share Issuance, 5) the General Authorization, and 6) the Adjournment.

What are the Board’s recommendations?

Our Board recommends that you vote:

●	FOR the Share Capital Increase;

●	FOR the Share Consolidations;

●	FOR the Adoption of the Amended and Restated Memorandum and Articles;

●	FOR the Share Issuance;

●	FOR the General Authorization;

●	FOR the Adjournment.

Who is entitled to attend and vote at the Meeting?

Only shareholders of record at the close of business on July 8, 2026, which we refer to as the Record Date, are entitled to receive notice of, and to attend and vote at, the Meeting. As of the Record Date, there were 16,446,750 Class A Ordinary Shares and 15,125,251 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share and twenty (20) votes for each Class B Ordinary Share, respectively, on each of the proposals.

A list of shareholders entitled to vote at the Meeting will be available at the Meeting, and for 10 days prior to the Meeting at the principal office of the Company.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, VStock Transfer LLC, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

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Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders can vote by proxy. There are two ways to vote by proxy:

●	By Internet or Email—Follow the instructions on your voting card; or

●	By Mail — Check the appropriate boxes on the voting instruction form, and sign, date, and return your voting card in the enclosed envelope.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet or email depends on their voting procedures. Please follow the directions that your bank or broker provides.

Please note that the latest we will accept voting via internet and email is on August 15, 2026, at 11:59 a.m., Singapore Time (August 14, 2026, at 11:59 p.m. Eastern Time). No voting mechanism will be available during the Meeting itself; all votes must be submitted prior to this deadline.

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your voting instructions, your shares will be voted as follows:

●	FOR the Share Capital Increase;

●	FOR the Share Consolidations;

●	FOR the Adoption of the Amended and Restated Memorandum and Articles;

●	FOR the Share Issuance;

●	FOR the General Authorization;

●	FOR the Adjournment.

What constitutes a quorum?

According to the Company’s current amended and restated articles of association, the presence in person or by proxy of one or more members holding Shares that represent not less than one-third (1/3rd) of the outstanding Ordinary Shares carrying the right to vote at the Meeting shall be a quorum for the transaction of business.

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What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

What is required to approve each item?

●	Proposal One requires approval as an ordinary resolution, being the affirmative vote of a simple majority of members who, being entitled to do so, vote by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

●	Proposal Two requires approval as an ordinary resolution, being the affirmative vote of a simple majority of members who, being entitled to do so, vote by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

●	Proposal Three requires approval as a special resolution, being the affirmative vote of a majority of not less than two-thirds (2/3rds) of members who, being entitled to do so, vote by proxy at the Meeting (and, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

●	Proposal Four requires approval as an ordinary resolution, being the affirmative vote of a simple majority of such members who, being entitled to do so, vote by proxy at the Meeting (and, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

●	Proposal Five requires approval as an ordinary resolution, being the affirmative vote of a simple majority of such members who, being entitled to do so, vote by proxy at the Meeting (and, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

●	Proposal Six requires approval as an ordinary resolution, being the affirmative vote of a simple majority of such members who, being entitled to do so, vote by proxy at the Meeting (and, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

For the purpose of determining whether the shareholders have approved Proposal One, abstentions and broker non-votes, if any, will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Two, abstentions and broker non-votes, if any, will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Three, abstentions and broker non-votes, if any, will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Four, abstentions and broker non-votes, if any, will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Five, abstentions and broker non-votes, if any, will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Six, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Six, which is considered a routine matter.

How will Class A Ordinary Shares and Class B Ordinary Shares represented by properly executed proxies be voted?

All Class A Ordinary Shares and Class B Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to twenty (20) votes for each Class B Ordinary Share held for each of the proposals.

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Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly signed proxy card by mail, or email bearing a later date,

●	voting over the Internet.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting the transfer agent, bank, or brokerage where you own your shares.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the Meeting?

Preliminary results will be announced at the Meeting. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Class A Ordinary Shares and/or Class B Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Class A Ordinary Shares and/or Class B Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

Phaos Technology Holdings (Cayman) Limited

55 Ayer Rajah Crescent #05-05,
Singapore 139949

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householded mailings, you may do so by contacting our Corporate Secretary as indicated above.

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Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

Phaos Technology Holdings (Cayman) Limited

55 Ayer Rajah Crescent #05-05,

Singapore 139949

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The proposals for the Meeting are as follows:

PROPOSAL ONE

THE SHARE CAPITAL INCREASE

Background

We are proposing to approve a change of the Company’s authorized share capital from US$100,000 divided into 950,000,000 class A ordinary shares, par value US$0.0001 per share and 50,000,000 class B ordinary shares, par value US$0.0001 per share, to US$10,000,000,000 divided into 95,000,000,000,000 class A ordinary shares of a par value of US$0.0001 each and 5,000,000,000,000 class B ordinary shares of a par value of US$0.0001 each, by the creation of 94,999,050,000,000 class A ordinary shares of a par value of US$0.0001 each and 4,999,950,000,000 class B ordinary shares of a par value of US$0.0001 (each such increase, collectively being the “Share Capital Increase”).

Vote Required

The affirmative vote of a simple majority of members who, being entitled to do so, vote in person or by proxy at the Meeting is required to approve this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

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PROPOSAL TWO

THE SHARE CONSOLIDATIONS

Background

We are proposing to: (a) to approve the share consolidations of the Company’s issued and unissued class A ordinary shares (the “Class A Ordinary Shares”) and class B ordinary shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.0001 each, at any one time or multiple times during a period of up to two years of the date of the Meeting, at the exact consolidation ratio and effective time as the board of directors (the “Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 50:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the Meeting; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.

Purpose of Share Consolidations

The Company’s Class A Ordinary Shares are listed on the NYSE American of the New York Stock Exchange LLC (“NYSE”) under the trading symbol of “POAS.” In order for the Class A Ordinary Shares to continue to be listed on NYSE, the Company must satisfy various listing standards established by NYSE. NYSE American Company Guide Section 1003(f)(v) provides that NYSE American may consider initiating suspension and delisting procedures if a listed company’s common stock is selling for a substantial period of time at a low price per share and the issuer fails to effect a reverse stock split to raise the per share trading price. In applying this rule, NYSE American staff generally seeks to have proactive discussions with an issuer whose common stock is trading below US$1.00 per share and may initiate suspension and delisting procedures when a security trades below US$0.10 per share.

If NYSE American determines that the Company’s Class A Ordinary Shares are no longer suitable for continued listing due to their low selling price, NYSE American may issue a staff delisting determination and commence suspension and delisting procedures. In such event, the Company would be entitled to appeal NYSE American’s determination and request a review by the Listings Qualifications Panel of the Committee for Review of the Board of Directors of the Exchange.

In addition, under NYSE American Company Guide Sections 1003(f)(vi) and 1003(f)(vii), NYSE American will commence immediate suspension and delisting procedures if the Company has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 200 shares or more to one, or if the Company effects a reverse stock split and, as a result, its security falls below any of the continued listing requirements set forth in Section 1003 of the NYSE American Company Guide. In either case, the Company would not be eligible to follow the compliance plan procedures otherwise available under Section 1009 of the NYSE American Company Guide, although the Company would retain the right to appeal a delisting determination in accordance with the applicable NYSE American procedures. The Board believes that the delisting of the Class A Ordinary Shares from NYSE would likely result in decreased liquidity. Such decreased liquidity would result in an increase in the volatility of the trading price of the Class A Ordinary Shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

To enhance the Company’s ability to retain the compliance with the bid price requirement and remain listed on NYSE, the Board believes that it is in the best interest of the Company and the shareholders to authorize the Board to effectuate one or more Share Consolidations to increase the market price of the Class A Ordinary Shares to meet the bid price requirement if needed. As a result, the Board is soliciting shareholders’ approval of the authorization to the Board to effect one or more Share Consolidations to be determined by the Board in its sole discretion within two years after the shareholders’ approval, provided that the cumulative consolidation ratio for all such Share Consolidations shall not be more than 50:1 (and if the Board did not determine a ratio within such two-year period, the Share Consolidations would not proceed and will be abandoned), and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of Class A Ordinary Shares and Class B Ordinary Shares of the Company to round up any fractions of Class A Ordinary Shares and Class B Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of each Share Consolidation.

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In evaluating whether or not to conduct a Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of a share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies that have effected share consolidations have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from NYSE. The Board determined that continued listing on NYSE is in the best interest of the Company and its shareholders, and that a Share Consolidation is probably necessary to maintain the listing of the Class A Ordinary Shares on NYSE.

In addition, there can be no assurance that, after a Share Consolidation, the Company would be able to maintain the listing of the Class A Ordinary Shares on NYSE. NYSE maintains several other continued listing requirements currently applicable to the listing of the Class A Ordinary Shares. Shareholders should recognize that if a Share Consolidation is effected, they will own a smaller number of Class A Ordinary Shares and/or Class B Ordinary Shares than they currently own. While the Company expects that a Share Consolidation will result in an increase in the market price of the Class A Ordinary Shares, it may not increase the market price of the Class A Ordinary Shares in proportion to the reduction in the number of Class A Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If a Share Consolidation is effected and the market price of the Class A Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of such Share Consolidation. Furthermore, the liquidity of the Class A Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after a Share Consolidation. Accordingly, the Share Consolidations may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued upon any Share Consolidation. Upon approval of this Proposal, the directors of the Company will be authorized to round up any fractions of Class A Ordinary Shares or Class B Ordinary Shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of a Share Consolidation.

Effects of the Share Consolidations

Authorized Shares

At the time of each Share Consolidation, our authorized Class A Ordinary Shares and Class B Ordinary Shares, will be consolidated at a ratio that shall not be more than 50:1.

Issued and Outstanding Shares

A Share Consolidation will also reduce the number of issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at the ratio that shall not be more than 50:1.

Each shareholder’s proportionate ownership of the issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares immediately following the effectiveness of a Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

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Proportionate adjustments will be made based on the ratio of a Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our Class A Ordinary Shares and Class B Ordinary Shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Class A Ordinary Shares and Class B Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding such Share Consolidations.

Procedure for Implementing a Share Consolidation

As soon as practicable after the effective date of such Share Consolidation, the Company’s shareholders will be notified that a Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, VStock Transfer LLC, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation Class A Ordinary Shares and Class B Ordinary Shares in exchange for certificates representing post-consolidation Class A Ordinary Shares and Class B Ordinary Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect each Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

The affirmative vote of a simple majority of members who, being entitled to do so, vote in person or by proxy at the Meeting is required to approve this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

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PROPOSAL THREE

ADOPTION OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES

Background

Subject to Proposal One being passed, we are proposing to amend and restate the Company’s current amended and restated memorandum of association to reflect the Share Capital Increase, as well as providing for the conversion right of Class B Ordinary Shares into Class A Ordinary Shares and exclusive jurisdiction in respect of certain Cayman law and internal affairs claims, subject to the carve-outs set out therein, by adoption of the amended and restated memorandum of association in the form attached as Annex A to this proxy statement (the “Amended and Restated Memorandum and Articles”).

Potential Effects of Proposed Amendment and Restatement of the Company’s Current Amended and Restated Memorandum and Articles of Association

Subject to Proposal One being passed, if shareholders approve this proposal, the Company’s current amended and restated memorandum and articles of association will be amended and restated in the form of the Amended and Restated Memorandum and Articles attached as Annex A to this proxy statement and will become effective upon Proposal One and Proposal Three being passed at the Meeting. If Proposal One is not approved, the amendments reflecting the Share Capital Increase will not become effective. The remaining amendments contemplated by this Proposal Three should be implemented only to the extent approved and capable of taking effect under the Amended and Restated Memorandum and Articles.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of not less than two-thirds (2/3rds) of members who, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

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PROPOSAL FOUR

SHARE ISSUANCE

Background

Proposal Four, if approved, will issue and allot 2,900,000 pre-consolidation Class B Ordinary Shares to Hong Loon Gan awarded in connection with the successful completion of the Company’s initial public offering.

Hong Loon Gan is the Chief Executive Officer and a director of the Company and is a related party within the meaning of Item 404 of Regulation S-K. The issuance of Class B Ordinary Shares represents compensation for services rendered by Mr. Gan to the Company. The Class B Ordinary Shares to be issued carry twenty (20) votes per share and will increase Mr. Gan’s voting power in the Company accordingly.

The Audit Committee and the Board have reviewed and approved this related-party transaction in accordance with the Company’s related-party transaction policies and applicable NYSE American listing standards.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of members who, being entitled to do so, vote in person or by proxy at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

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PROPOSAL FIVE

GENERAL AUTHORIZATION

Background

Proposal Five, if approved with respect to the matters duly approved under the resolutions at the Meeting, will allow (a) any one or more directors of the Company to be authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, the Adoption of the Amended and Restated Memorandum and Articles, the Share Consolidations and other proposals under the foregoing resolutions, in each case only to the extent duly approved by shareholders and only for administrative or ancillary implementation purpose and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of members who, being entitled to do so, vote in person or by proxy at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

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PROPOSAL SIX

ADJOURNMENT

Proposal Six, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation and vote of proxies. The Adjournment Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals.

If Proposal Six is not approved by our shareholders, the chairman of the Meeting may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three, Proposal Four and Proposal Five.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a simple majority of members who, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for this Proposal, which is considered a routine matter.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

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OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the Meeting other than 1) the Share Capital Increase, 2) the Share Consolidations, 3) the Adoption of the Amended and Restated Memorandum and Articles, 4) the Share Issuance, 5) the General Authorization, and 6) the Adjournment.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room. In addition, the proxy materials for the Meeting, including this Proxy Statement, the Notice of the Extraordinary General Meeting of Shareholders, and the Proxy Card, are available at ir.phaostech.com/corporate-governance/shareholder-meetings/.

Date: July 21, 2026	By	Order of the Board of Directors

/s/ Beh Hook Seng
Beh Hook Seng
Chairman of the Board

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ANNEX A

THIRD AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LIMITED

Companies Act (Revised)

Company Limited by Shares

THIRD Amended and restated

memorandum of association

OF

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LIMITED

(Adopted by special resolutions passed on 18 August 2026)

Companies Act (Revised)

Company Limited by Shares

Third Amended and Restated

Memorandum of Association

of

Phaos Technology Holdings (Cayman) Limited

(Adopted by special resolutions passed on 18 August 2026)

1	The name of the Company is Phaos Technology Holdings (Cayman) Limited.

2	The Company’s registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised);or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8	The authorised share capital of the Company is US$10,000,000,000 divided into 95,000,000,000,000Class A Ordinary Shares of US$0.0001 each and 5,000,000,000,000Class B Ordinary Shares of US$0.0001 each. Other than as set out in the preceding sentence, there is no limit on the number of shares of any class which the Company is authorised to issue. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	redeem or repurchase any of its shares;

(b)	increase or reduce its capital;

(c)	issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; and

(d)	alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Companies Act (Revised)

Company Limited By Shares

Second Amended and restated

articles of association

of

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LIMITED

(Adopted by special resolutions passed on 14 July 2025)

Contents

1	Definitions, interpretation and exclusion of Table A	1
Definitions		1
Interpretation		4
Exclusion of Table A Articles		5

2	Shares	5
Power to issue Shares and options, with or without special rights		5
Power to pay commissions and brokerage fees		6
Trusts not recognised		6
Security interests		6
Rights of Shares		6
Power to vary class rights		8
Effect of new Share issue on existing class rights		9
No bearer Shares or warrants		9
Treasury Shares		9
Rights attaching to Treasury Shares and related matters		9
Register of Members		9
Annual Return		9

3	Share certificates	10
Issue of share certificates		10
Renewal of lost or damaged share certificates		10

4	Lien on Shares	11
Nature and scope of lien		11
Company may sell Shares to satisfy lien		11
Authority to execute instrument of transfer		11
Consequences of sale of Shares to satisfy lien		12
Application of proceeds of sale		12

5	Calls on Shares and forfeiture	12
Power to make calls and effect of calls		12
Time when call made		13
Liability of joint holders		13
Interest on unpaid calls		13
Deemed calls		13
Power to accept early payment		13
Power to make different arrangements at time of issue of Shares		14
Notice of default		14
Forfeiture or surrender of Shares		14
Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender		14
Effect of forfeiture or surrender on former Member		15
Evidence of forfeiture or surrender		15
Sale of forfeited or surrendered Shares		15

6	Transfer of Shares	16
Right to transfer		16
Form of Transfer		16
Power to refuse registration for Shares not listed on a Designated Stock Exchange		16
Suspension of transfers		17
Company may retain instrument of transfer		17
Notice of refusal to register		17

7	Transmission of Shares	17
Persons entitled on death of a Member		17
Registration of transfer of a Share following death or bankruptcy		17
Indemnity		18
Rights of person entitled to a Share following death or bankruptcy		18

8	Alteration of capital	18
Increasing, consolidating, converting, dividing and cancelling share capital		18
Dealing with fractions resulting from consolidation of Shares		19
Reducing share capital		19

9	Conversion, redemption and purchase of own Shares	20
Power to issue redeemable Shares and to purchase own Shares		20
Power to pay for redemption or purchase in cash or in specie		20
Effect of redemption or purchase of a Share		20

10	Meetings of Members	21
Annual and extraordinary general meetings		21
Power to call meetings		21
Content of notice		22
Period of notice		23
Persons entitled to receive notice		23
Accidental omission to give notice or non-receipt of notice		23

11	Proceedings at meetings of Members	24
Quorum		24
Lack of quorum		24
Chairman		24
Right of a Director to attend and speak		24
Accommodation of Members at meeting		25
Security		25
Adjournment		25
Method of voting		25
Taking of a poll		26

No casting vote		26
Written resolutions		26
Sole-Member Company		27

12	Voting rights of Members	27
Right to vote		27
Voting Rights		27
Rights of joint holders		27
Representation of corporate Members		28
Member with mental disorder		28
Objections to admissibility of votes		28
Form of proxy		29
How and when proxy is to be delivered		29
Voting by proxy		31

13	Number of Directors	31

14	Appointment, disqualification and removal of Directors	31
First Directors		31
No age limit		31
Corporate Directors		32
No shareholding qualification		32
Appointment of Directors		32
Board’s power to appoint Directors		32
Eligibility		32
Removal of Directors		31
Resignation of Directors		33
Termination of the office of Director		33

15	Alternate Directors	34
Appointment and removal		34
Notices		34
Rights of alternate Director		35
Appointment ceases when the appointor ceases to be a Director		35
Status of alternate Director		35
Status of the Director making the appointment		35

16	Powers of Directors	35
Powers of Directors		35
Directors below the minimum number		36
Appointments to office		36
Provisions for employees		37
Exercise of voting rights		37
Remuneration		37
Disclosure of information		38

17	Delegation of powers	38
Power to delegate any of the Directors’ powers to a committee		38
Local boards		39
Power to appoint an agent of the Company		39
Power to appoint an attorney or authorised signatory of the Company		39
Borrowing Powers		40
Corporate Governance		40

18	Meetings of Directors	40
Regulation of Directors’ meetings		40
Calling meetings		41
Notice of meetings		41
Use of technology		41
Quorum		41
Chairman or deputy to preside		41
Voting		41
Recording of dissent		41
Written resolutions		42
Validity of acts of Directors in spite of formal defect		42

19	Permissible Directors’ interests and disclosure	43

20	Minutes	44

21	Accounts and audit	44
Financial year		44
Auditors		45

22	Record dates	45

23	Dividends	45
Source of dividends		45
Declaration of dividends by Members		46
Payment of interim dividends and declaration of final dividends by Directors		46
Apportionment of dividends		47
Right of set off		47
Power to pay other than in cash		47
How payments may be made		47
Dividends or other monies not to bear interest in absence of special rights		48
Dividends unable to be paid or unclaimed		48

24	Capitalisation of profits	48
Capitalisation of profits or of any share premium account or capital redemption reserve;		48
Applying an amount for the benefit of Members		49

25	Share Premium Account	49
Directors to maintain share premium account		49
Debits to share premium account		49

26	Seal	50
Company seal		50
Duplicate seal		50
When and how seal is to be used		50
If no seal is adopted or used		50
Power to allow non-manual signatures and facsimile printing of seal		50
Validity of execution		51

27	Indemnity	51
Release		52
Insurance		52

28	Notices	52
Form of notices		52
Electronic communications		53
Persons entitled to notices		54
Persons authorised to give notices		54
Delivery of written notices		54
Joint holders		54
Signatures		54
Giving notice to a deceased or bankrupt Member		55
Date of giving notices		56
Saving provision		56

29	Authentication of Electronic Records	56
Application of Articles		56
Authentication of documents sent by Members by Electronic means		56
Authentication of document sent by the Secretary or Officers of the Company by Electronic means		57
Manner of signing		57
Saving provision		58

30	Transfer by way of continuation	58

31	Winding up	58
Distribution of assets in specie		58
No obligation to accept liability		59

32	Amendment of Memorandum and Articles	59
Power to change name or amend Memorandum		59
Power to amend these Articles		59

33	Exclusive Jurisdiction	60

Companies Act (Revised)

Company Limited by Shares

Second Amended and Restated

Articles of Association

of

Phaos Technology Holdings (Cayman) Limited

(Adopted by special resolutions passed on 14 July 2025)

1	Definitions, interpretation and exclusion of Table A

Definitions

1.1	In these Articles, the following definitions apply:

Articles means, as appropriate:

(a)	these articles of association as amended from time to time: or

(b)	two or more particular articles of these Articles;

and Article refers to a particular article of these Articles;

Auditors means the auditor or auditors for the time being of the Company;

Board means the board of Directors from time to time;

Board Resolution means (a) a resolution approved at a duly convened and constituted meeting of the Directors by an affirmative vote of a majority of the Directors present at the meeting who voted on the matter, or (b) a written resolution of the Directors passed in accordance with Article 18.14.

Business Day means a day when banks in Grand Cayman, the Cayman Islands are open for the transaction of normal banking business and for the avoidance of doubt, shall not include a Saturday, Sunday or public holiday in the Cayman Islands;

Cayman Islands means the British Overseas Territory of the Cayman Islands;

Class A Ordinary Share means an Ordinary Share designated by the directors as a Class A Ordinary Share;

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Class B Ordinary Share means an Ordinary Share designated by the directors as a Class B Ordinary Share;

Clear Days, in relation to a period of notice, means that period excluding:

the day when the notice is given or deemed to be given; and

(c)	the day for which it is given or on which it is to take effect;

Commission means Securities and Exchange Commission of the United States of America or other federal agency for the time being administering the U.S. Securities Act;

Company means the above-named company;

Default Rate means ten per cent per annum;

Designated Stock Exchanges means the Nasdaq Capital Market in the United States of America for so long as the Company’s Shares are there listed and any other stock exchange on which the Company’s Shares are listed for trading;

Designated Stock Exchange Rules means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchanges;

Directors means the directors for the time being of the Company and the expression Director shall be construed accordingly;

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Founder means Mr. Beh Hook Seng;

Fully Paid Up means:

in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth; and

(d)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth;

2

General Meeting means a general meeting of the Company duly constituted in accordance with the Articles;

Independent Director means a Director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the Board by Board Resolution;

Law means the Companies Act (Revised) of the Cayman Islands, including any statutory modification or re-enactment thereof for the time being in force;

Member means any person or persons entered on the register of Members from time to time as the holder of a Share;

Memorandum means the memorandum of association of the Company as amended from time to time;

month means a calendar month;

Officer means a person appointed to hold an office in the Company including a Director, alternate Director or liquidator and excluding the Secretary;

Ordinary Resolution means a resolution of a General Meeting passed by a simple majority of Members who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution;

Ordinary Share means an ordinary share in the capital of the Company having the rights set out in these Articles and issued as either a Class A Ordinary Share or as a Class B Ordinary Share. In these Articles the term Ordinary Share shall embrace all classes of Ordinary Share except where reference is made to a specific class;

Partly Paid Up means:

in relation to a Share with par value, that the par value for that Share and any premium payable in respect of the issue of that Share, has not been fully paid or credited as paid in money or money’s worth; and

(e)	in relation to a Share without par value, means that the agreed issue price for that Share has not been fully paid or credited as paid in money or money’s worth;

Register of Members means the register of Members maintained in accordance with the Law and includes (except where otherwise stated) any branch or duplicate register of the Members;

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

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Share means a share in the capital of the Company and the expression:

includes stock (except where a distinction between shares and stock is expressed or implied); and

(f)	where the context permits, also includes a fraction of a Share;

Special Resolution means a resolution of a General Meeting or a resolution of a meeting of the holders of any class of Shares in a class meeting duly constituted in accordance with the Articles in each case passed by a majority of not less than two-thirds of Members who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution;

Treasury Shares means Shares held in treasury pursuant to the Law and Article 2.14; and

U.S. Securities Act means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

Interpretation

1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)	A reference in these Articles to a statute is a reference to a statute of the Cayman Islands as known by its short title, and includes:

(i)	any statutory modification, amendment or re-enactment; and

(ii)	any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Law of the Cayman Islands is taken to be a reference to the revision of that Law in force from time to time as amended from time to time.

(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

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(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)	All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)	The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.

1.3	The headings in these Articles are intended for convenience only and shall not affect the interpretation of these Articles.

Exclusion of Table A Articles

1.4	The regulations contained in Table A in the First Schedule of the Law and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2	Shares

Power to issue Shares and options, with or without special rights

2.1	Subject to the provisions of the Law and these Articles about the redemption and purchase of the Shares, the Directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Law.

2.2	Without limitation to the preceding Article, the Directors may so deal with the unissued Shares:

(a)	either at a premium or at par; or

(b)	with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise.

2.3	Without limitation to the two preceding Articles, the Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

5

Power to pay commissions and brokerage fees

2.4	The Company may pay a commission to any person in consideration of that person:

(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional,

for any Shares. That commission may be satisfied by the payment of cash or the allotment of Fully Paid Up or Partly Paid Up Shares or partly in one way and partly in another.

2.5	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised

2.6	Except as required by Law:

(a)	no person shall be recognised by the Company as holding any Share on any trust; and

(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.

Security interests

2.7	Notwithstanding the preceding Article, the Company may (but shall not be obliged to) recognise a security interest of which it has actual notice over shares. The Company shall not be treated as having recognised any such security interest unless it has so agreed in writing with the secured party.

Rights of Shares

2.8	Subject to Article 2.1, the Memorandum and any Special Resolution to the contrary and without prejudice to any special rights conferred thereby on the holders of any other Shares or class of Shares, Class A Ordinary Shares and Class B Ordinary Shares shall carry equal rights and rank pari passu with one another in all respects other than as set out below:

(a)	Conversion Rights:

(i)	Subject to the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Act, a holder of Class B Ordinary Shares shall have the Conversion Right in respect of each Class B Ordinary Share in its holding. For the avoidance of doubt, a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances.

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(ii)	Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such Conversion Number of fully paid Class A Ordinary Shares calculated at the Conversion Rate. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Ordinary Shares and/or such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require). Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

(iii)	On the Conversion Date, every Class B Ordinary Share converted shall automatically be re-designated and re-classified (or in such other manner as the Directors may direct that is not in contravention of applicable laws) as the applicable Conversion Number of Class A Ordinary Shares with such rights and restrictions attached thereto and shall rank pari passu in all respects with the Class A Ordinary Shares then in issue and the Company shall enter or procure the entry of the name of the relevant holder of converted Class B Ordinary Shares as the holder of the corresponding number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the register of members and shall procure that, if required, certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holders thereof.

(iv)	Until such time as the Class B Ordinary Shares have been converted into Class A Ordinary Shares, the Company shall: (A) at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorised but unissued share capital, such number of authorised but unissued Class A Ordinary Shares as would enable all Class B Ordinary Shares to be converted into Class A Ordinary Shares and any other rights of conversion into, subscription for or exchange into Class A Ordinary Shares to be satisfied in full; and (B) not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Ordinary Shares to Class A Ordinary Shares it would be required to issue Class A Ordinary Shares at a price lower than the par value thereof.

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(b)	Voting Rights:

(i)	Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as a single class on all matters submitted to a vote for Members’ consent.

(ii)	Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to the vote at general meetings of the Company.

Power to vary class rights

2.9	If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding not less than 50% of the issued Shares of that class consent in writing to the variation; or

(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

2.10	For the purpose of Article 2.9(b), all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that:

(a)	the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class; and

(b)	any Member holding issued Shares of the class, present in person or by proxy or, in the case of a corporate Member, by its duly authorised representative, may demand a poll.

2.11	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such classes of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

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Effect of new Share issue on existing class rights

2.12	Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

No bearer Shares or warrants

2.13	The Company shall not issue Shares or warrants to bearers.

Treasury Shares

2.14	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Law shall be held as Treasury Shares and not treated as cancelled if:

(a)	the Directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)	the relevant provisions of the Memorandum and Articles and the Law are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.15	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to the Company in respect of a Treasury Share.

2.16	The Company shall be entered in the register of Members as the holder of the Treasury Shares. However:

(a)	the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Law.

2.17	Nothing in Article 2.16 prevents an allotment of Shares as Fully Paid Up bonus shares in respect of a Treasury Share and Shares allotted as Fully Paid Up bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.18	Treasury Shares may be disposed of by the Company in accordance with the Law and otherwise on such terms and conditions as the Directors determine.

Register of Members

2.19	The Directors shall keep or cause to be kept a register of Members as required by the Law and may cause the Company to maintain one or more branch registers as contemplated by the Law, provided that where the Company is maintaining one or more branch registers, the Directors shall ensure that a duplicate of each branch register is kept with the Company’s principal register of Members and updated within such number of days of any amendment having been made to such branch register as may be required by the Law.

2.20	The title to Shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of Members may be maintained in accordance with Article 40B of the Act.

Annual Return

2.21	The Directors in each calendar year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Law and shall deliver a copy thereof to the registrar of companies for the Cayman Islands.

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3	Share certificates

Issue of share certificates

3.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. If the Directors resolve that share certificates shall be issued, upon being entered in the register of Members as the holder of a Share, the Directors may issue to any Member:

(a)	without payment, one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)	upon payment of such reasonable sum as the Directors may determine for every certificate after the first, several certificates each for one or more of that Member’s Shares.

3.2	Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid Up or Partly Paid Up. A certificate may be executed under seal or executed in such other manner as the Directors determine.

3.3	Every certificate shall bear legends required under the applicable laws, including the U.S. Securities Act.

3.4	The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

3.5	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)	evidence;

(b)	indemnity;

(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)	payment of a reasonable fee, if any for issuing a replacement share certificate,

as the Directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

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4	Lien on Shares

Nature and scope of lien

4.1	The Company has a first and paramount lien on all Shares (whether Fully Paid Up or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all monies payable to the Company by the Member or the Member’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and

(b)	whether or not those monies are presently payable.

4.2	At any time the Board may by Board Resolution declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

4.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)	the sum in respect of which the lien exists is presently payable;

(b)	the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)	that sum is not paid within fourteen Clear Days after that notice is deemed to be given under these Articles,

and Shares to which this Article 4.3 applies shall be referred to as Lien Default Shares.

4.4	The Lien Default Shares may be sold in such manner as the Board determines by Board Resolution.

4.5	To the maximum extent permitted by law, the Directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

4.6	To give effect to a sale, the Directors may authorise any person to execute an instrument of transfer of the Lien Default Shares sold to, or in accordance with the directions of, the purchaser.

4.7	The title of the transferee of the Lien Default Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

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Consequences of sale of Shares to satisfy lien

4.8	On a sale pursuant to the preceding Articles:

(a)	the name of the Member concerned shall be removed from the register of Members as the holder of those Lien Default Shares; and

(b)	that person shall deliver to the Company for cancellation the certificate (if any) for those Lien Default Shares.

4.9	Notwithstanding the provisions of Article 4.8, such person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Lien Default Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The Board may by Board Resolution waive payment wholly or in part or enforce payment without any allowance for the value of the Lien Default Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

4.10	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Lien Default Shares have been sold:

(a)	if no certificate for the Lien Default Shares was issued, at the date of the sale; or

(b)	if a certificate for the Lien Default Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Lien Default Shares before the sale.

5	Calls on Shares and forfeiture

Power to make calls and effect of calls

5.1	Subject to the terms of allotment, the Board may by Board Resolution make calls on the Members in respect of any monies unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

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5.2	Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

5.3	A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made

5.4	A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

Liability of joint holders

5.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

5.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)	if no rate is fixed, at the Default Rate.

The Directors may waive payment of the interest wholly or in part.

Deemed calls

5.7	Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

5.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

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Power to make different arrangements at time of issue of Shares

5.9	Subject to the terms of allotment, the Directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

5.10	If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)	the amount unpaid;

(b)	any interest which may have accrued;

(c)	any expenses which have been incurred by the Company due to that person’s default.

5.11	The notice shall state the following:

(a)	the place where payment is to be made; and

(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

5.12	If the notice given pursuant to Article 5.10 is not complied with, the Directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other monies payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the Board may by Board Resolution determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

5.13	A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board by Board Resolution determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the Directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the Directors may by Board Resolution authorise some person to execute an instrument of transfer of the Share to the transferee.

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Effect of forfeiture or surrender on former Member

5.14	On forfeiture or surrender:

(a)	the name of the Member concerned shall be removed from the register of Members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

5.15	Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all monies which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and

(b)	interest from the date of forfeiture or surrender until payment:

(i)	at the rate of which interest was payable on those monies before forfeiture; or

(ii)	if no interest was so payable, at the Default Rate.

The Directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

5.16	A declaration, whether statutory or under oath, made by a Director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a Director or Secretary of the Company, and

(b)	that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

5.17	Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

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6	Transfer of Shares

Right to transfer

Form of Transfer

6.1	Subject to the following Articles about the transfer of Shares, and provided that such transfer complies with applicable rules of the Designated Stock Exchange, a Member may freely transfer Shares (except Class B Ordinary Shares which shall not be transferrable) to another person by completing an instrument of transfer in a common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the directors, executed:

(a)	where the Shares (except Class B Ordinary Shares which shall not be transferrable) are Fully Paid, by or on behalf of that Member; and

(b)	where the Shares (except Class B Ordinary Shares which shall not be transferrable) are partly paid, by or on behalf of that Member and the transferee.

6.2	The transferor shall be deemed to remain the holder of a Share (except Class B Ordinary Shares which shall not be transferrable) until the name of the transferee is entered into the Register of Members.

Power to refuse registration for Shares not listed on a Designated Stock Exchange

6.3	Where the Shares in question are not listed on or subject to the rules of any Designated Stock Exchange, registration of any transfer of shares must be approved by the Directors by Board Resolution, and the Directors may in their absolute discretion decline to register any transfer of such Shares which are not Fully Paid Up or on which the Company has a lien. The Directors may also, but are not required to, decline to register any transfer of any such Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

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(e)	the Shares transferred are Fully Paid Up and free of any lien in favour of the Company; and

(f)	any applicable fee of such maximum sum as the Designated Stock Exchanges may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

Suspension of transfers

6.4	The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of Members closed for more than 30 days in any year.

Company may retain instrument of transfer

6.5	All instruments of transfer that are registered shall be retained by the Company.

Notice of refusal to register

6.6	If the Directors refuse to register a transfer of any Shares not listed on a Designated Stock Exchange, they shall within one month after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

7	Transmission of Shares

Persons entitled on death of a Member

7.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)	where the deceased Member was a joint holder, the survivor or survivors; and

(b)	where the deceased Member was a sole holder, that Member’s personal representative or representatives.

7.2	Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

7.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)	to become the holder of the Share; or

(b)	to transfer the Share to another person.

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7.4	That person must produce such evidence of his entitlement as the Directors may properly require.

7.5	If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6	If the person elects to transfer the Share to another person then:

(a)	if the Share is Fully Paid Up, the transferor must execute an instrument of transfer; and

(b)	if the Share is nil or Partly Paid Up, the transferor and the transferee must execute an instrument of transfer.

7.7	All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

7.8	A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the Directors against any loss or damage suffered by the Company or the Directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

7.9	A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares.

8	Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

8.1	To the fullest extent permitted by the Law, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

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(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)	sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

8.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the Directors may on behalf of those Members deal with the fractions as it thinks fit, including (without limitation):

(a)	either round up or down the fraction to the nearest whole number, such rounding to be determined by the Directors acting in their sole discretion; or

(b)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Law, the Company); and

(c)	distribute the net proceeds in due proportion among those Members.

8.3	For the purposes of Article 8.2, the Directors may authorise some person to execute an instrument of transfer of the Shares to, in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

8.4	Subject to the Law and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

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9	Conversion, redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

9.1	Subject to the Law and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its Directors:

(a)	issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its Directors determine before the issue of those Shares;

(b)	with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the Directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the Directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Law, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

9.2	When making a payment in respect of the redemption or purchase of Shares, the Directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

9.3	Upon the date of redemption or purchase of a Share:

(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)	the price for the Share; and

(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;

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(b)	the Member’s name shall be removed from the register of Members with respect to the Share; and

(c)	the Share shall be cancelled or held as a Treasury Share, as the Directors may determine.

9.4	For the purpose of Article 9.3, the date of redemption or purchase is the date when the Member’s name is removed from the register of Members with respect to the Shares the subject of the redemption or purchase.

10	Meetings of Members

Annual and extraordinary general meetings

10.1	The Company may, but shall not (unless required by the Designated Stock Exchange Rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the chairman of the Board, or the Directors by Board Resolution, in accordance with these Articles.

10.2	All general meetings other than annual general meetings shall be called extraordinary general meetings.

Power to call meetings

10.3	The chairman of the Board, or the Directors may by Board Resolution, call a general meeting at any time.

10.4	If there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, the Directors must call a general meeting for the purpose of appointing additional Directors.

10.5	The Directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

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10.6	Any one or more Members holding not less than one-third of all votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition shall at all times have the right, by written requisition to the Board or the Secretary, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

10.7	The requisition must also:

(a)	specify the purpose of the meeting.

(b)	be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners; and

(c)	be delivered in accordance with the notice provisions.

10.8	Without limitation to the foregoing, if there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, any one or more Members who together hold at least five per cent of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional Directors.

10.9	If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

Content of notice

10.10	Notice of a general meeting shall specify each of the following:

(a)	the place, the date and the hour of the meeting;

(b)	if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting;

(c)	subject to paragraph (d) and the requirements of (to the extent applicable) the Designated Stock Exchange Rules, the general nature of the business to be transacted; and

(d)	if a resolution is proposed as a Special Resolution, the text of that resolution.

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10.11	In each notice there shall appear with reasonable prominence the following statements:

(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)	that a proxyholder need not be a Member.

Period of notice

10.12	At least ten days’ notice of an annual general meeting must be given to Members. For any other general meeting, at least ten days’ notice must be given to Members.

10.13	Subject to the Law, a meeting may be convened on shorter notice, subject to the Law with the consent of the Member or Members who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at that meeting.

Persons entitled to receive notice

10.14	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)	the Members

(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member; and

(c)	the Directors.

10.15	The Board may by Board Resolution determine that the Members entitled to receive notice of a meeting are those persons entered on the register of Members at the close of business on a day determined by the Board.

Accidental omission to give notice or non-receipt of notice

10.16	Proceedings at a meeting shall not be invalidated by the following:

(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)	non-receipt of notice of the meeting by any person entitled to notice.

10.17	In addition, where a notice of meeting is published on a website proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)	in a different place on the website; or

(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

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11	Proceedings at meetings of Members

Quorum

11.1	Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. A quorum is as follows:

(a)	if the Company has only one Member: that Member;

(b)	if the Company has more than one Member: one or more Members holding Shares that represent not less than one-third of the outstanding Shares carrying the right to vote at such general meeting.

Lack of quorum

11.2	If a quorum is not present within fifteen minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)	If the meeting was requisitioned by Members, it shall be cancelled.

(b)	In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the Directors. If a quorum is not present within fifteen minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy shall constitute a quorum.

Chairman

11.3	The chairman of a general meeting shall be the chairman of the Board appointed by Board Resolution, or such other Director as the Directors have nominated to chair Board meetings in the absence of the chairman of the Board. Absent any such person being present within fifteen minutes of the time appointed for the meeting, the Directors present shall elect one of their number to chair the meeting.

11.4	If no Director is present within fifteen minutes of the time appointed for the meeting, or if no Director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a Director to attend and speak

11.5	Even if a Director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares.

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Accommodation of Members at meeting

11.6	lf it appears to the chairman of the meeting that the meeting place specified in the notice convening the meeting is inadequate to accommodate all Members entitled and wishing to attend, the meeting will be duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a Member who is unable to be accommodated is able (whether at the meeting place or elsewhere):

(a)	to participate in the business for which the meeting has been convened;

(b)	to hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise); and

(c)	to be heard and seen by all other persons present in the same way.

Security

11.7	In addition to any measures which the Board may be required to take due to the location or venue of the meeting, the Board may make any arrangement and impose any restriction it considers appropriate and reasonable in the circumstances to ensure the security of a meeting including, without limitation, the searching of any person attending the meeting and the imposing of restrictions on the items of personal property that may be taken into the meeting place. The Board may refuse entry to, or eject from, a meeting a person who refuses to comply with any such arrangements or restrictions.

Adjournment

11.8	The chairman may at any time adjourn a meeting with the consent of the Members constituting a quorum. The chairman must adjourn the meeting if so directed by the meeting. No business, however, can be transacted at an adjourned meeting other than business which might properly have been transacted at the original meeting.

11.9	Should a meeting be adjourned for more than 7 Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least ten days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

11.10	A resolution put to the vote of the meeting shall be decided on a poll duly demanded. Subject to the Law, a poll may be demanded:

(a)	by the chairman of the meeting; or

(b)	by at least one Member having the right to vote on the resolutions.

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Taking of a poll

11.11	A poll demanded on the question of adjournment shall be taken immediately.

11.12	A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairman directs, not being more than thirty Clear Days after the poll was demanded.

11.13	The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.

11.14	A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held in more than place, the chairman may appoint scrutineers in more than place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

No casting vote

11.15	In the case of an equality of votes on a poll, the chairman of the meeting at which the poll is demanded shall not be entitled to a second or casting vote.

Written resolutions

11.16	Members may pass a resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b)	all Members entitled so to vote;

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

(d)	Such written resolution shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held.

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11.17	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

11.18	The Directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

Sole-Member Company

11.19	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

12	Voting rights of Members

Right to vote

12.1	Subject to the following, unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting, on a poll, and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares.

Voting Rights

12.2	The holder of an Ordinary Share shall (in respect of such Ordinary Share) have the right to receive notice of, attend at and vote as a Member at any general meeting of the Company.

12.3	Each holder of Class A Ordinary Shares shall, on a poll, be entitled to exercise one (1) vote for each Class A Ordinary Share he or she holds on any and all matters.

12.4	Each holder of Class B Ordinary Shares shall, on a poll, be entitled to exercise twenty (20) votes for each Class B Ordinary Share he or she holds on any and all matters.

12.5	Members may vote in person or by proxy.

12.6	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

12.7	If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of Members shall be accepted to the exclusion of the votes of the other joint holder.

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Representation of corporate Members

12.8	Save where otherwise provided, a corporate Member must act by a duly authorised representative.

12.9	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

12.10	The authorisation may be for any period of time, and must be delivered to the Company before the commencement of the meeting at which it is first used.

12.11	The Directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

12.12	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

12.13	A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the Directors of the Company had actual notice of the revocation.

Member with mental disorder

12.14	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Cayman Islands or elsewhere) in matters concerning mental disorder may vote on a poll, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

12.15	For the purpose of the preceding Article, evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

12.16	An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

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Form of proxy

12.17	An instrument appointing a proxy shall be in any common form or in any other form approved by the Directors.

12.18	The instrument must be in writing and signed in one of the following ways:

(a)	by the Member; or

(b)	by the Member’s authorised attorney; or

(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the Directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

12.19	The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

12.20	A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with Article 12.18.

12.21	No revocation by a Member of the appointment of a proxy made in accordance with Article 12.20 will affect the validity of any acts carried out by the relevant proxy before the Directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

12.22	Subject to the following Articles, the Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the Directors) must be delivered so that it is received by the Company before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)	In the case of an instrument in writing, it must be left at or sent by post:

(i)	to the registered office of the Company; or

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(ii)	to such other place within the Cayman Islands specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)	If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or

(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.

(c)	Notwithstanding Article 12.22(a) and Article 12.22(b), the chairman of the Company may, in any event at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

12.23	Where a poll is taken:

(a)	if it is taken more than seven Clear Days after it is demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered in accordance with Article 12.22 before the time appointed for the taking of the poll;

(b)	if it to be taken within seven Clear Days after it was demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered in accordance with Article 12.22 before the time appointed for the taking of the poll.

12.24	If the form of appointment of proxy is not delivered on time, it is invalid.

12.25	When two or more valid but differing appointments of proxy are delivered or received in respect of the same Share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that Share. lf the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that Share.

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12.26	The Board may at the expense of the Company send forms of appointment of proxy to the Members by post (that is to say, pre-paying and posting a letter), or by Electronic communication or otherwise (with or without provision for their return by pre-paid post) for use at any general meeting or at any separate meeting of the holders of any class of Shares, either blank or nominating as proxy in the alternative any one or more of the Directors or any other person. lf for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the Members entitled to be sent notice of the meeting and to vote at it. The accidental omission to send such a form of appointment or to give such an invitation to, or the non-receipt of such form of appointment by, any Member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting

Voting by proxy

12.27	A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

12.28	The instrument appointing a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll, and, for the purposes of Article 11.11, a demand by a person as proxy for a Member shall be the same as a demand by a Member. Such appointment shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting.

13	Number of Directors

13.1	There shall be a Board consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. Unless fixed by Ordinary Resolution, the maximum number of Directors shall be unlimited.

14	Appointment, disqualification and removal of Directors

First Directors

14.1	The first Directors shall be appointed in writing by the subscriber or subscribers to the Memorandum, or a majority of them.

No age limit

14.2	There is no age limit for Directors save that they must be at least eighteen years of age.

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Corporate Directors

14.3	Unless prohibited by law, a body corporate may be a Director. If a body corporate is a Director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about Directors’ meetings.

No shareholding qualification

14.4	Unless a shareholding qualification for Directors is fixed by Ordinary Resolution, no Director shall be required to own Shares as a condition of his appointment.

Appointment of Directors

14.5	A Director may be appointed by Ordinary Resolution or by the Directors. Any appointment may be to fill a vacancy or as an additional Director.

14.6	A remaining Director may appoint a Director even though there is not a quorum of Directors.

14.7	No appointment can cause the number of Directors to exceed the maximum (if one is set); and any such appointment shall be invalid.

14.8	For so long as Shares are listed on a Designated Stock Exchange, the Directors shall include at least such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require as determined by the Board by Board Resolution.

Board’s power to appoint Directors

14.9	Without prejudice to the Company’s power to appoint a person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, subject to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles.

Eligibility

14.10	No person (other than a Director retiring in accordance with these Articles) shall be appointed or re-appointed a Director at any general meeting unless:

(a)	he is recommended by the Board; or

(b)	not less than seven nor more than forty-two Clear Days before the date appointed for the meeting, a Member (other than the person to be proposed) entitled to vote at the meeting has given to the Company notice of his intention to propose a resolution for the appointment of that person, stating the particulars which would, if he were so appointed, be required to be included in the Company’s register of Directors and a notice executed by that person of his willingness to be appointed.

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Removal of Directors

14.11	A Director may be removed by Board Resolution.

Resignation of Directors

14.12	A Director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.13	Unless the notice specifies a different date, the Director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of Director

14.14	A Director may retire from office as a Director by giving notice in writing to that effect to the Company at the registered office, which notice shall be effective upon such date as may be specified in the notice, failing which upon delivery to the registered office.

14.15	Without prejudice to the provisions in these Articles for retirement (by rotation or otherwise), a Director’s office shall be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a Director; or

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	he resigns his office by notice to the Company; or

(d)	he only held office as a Director for a fixed term and such term expires; or

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a Director; or

(f)	he is given notice by the majority of the other Directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such Director); or

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other Directors, he is absent from meetings of Directors for a continuous period of six months.

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15	Alternate Directors

Appointment and removal

15.1	Any Director may appoint any other person, including another Director, to act in his place as an alternate Director. No appointment shall take effect until the Director has given notice of the appointment to the Board.

15.2	A Director may revoke his appointment of an alternate at any time. No revocation shall take effect until the Director has given notice of the revocation to the Board.

15.3	A notice of appointment or removal of an alternate Director shall be effective only if given to the Company by one or more of the following methods:

(a)	by notice in writing in accordance with the notice provisions contained in these Articles;

(b)	if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 29.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)	if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 29.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices

15.4	All notices of meetings of Directors shall continue to be given to the appointing Director and not to the alternate.

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Rights of alternate Director

15.5	An alternate Director shall be entitled to attend and vote at any Board meeting or meeting of a committee of the Directors at which the appointing Director is not personally present, and generally to perform all the functions of the appointing Director in his absence. An alternate Director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate Director.

Appointment ceases when the appointor ceases to be a Director

15.6	An alternate Director shall cease to be an alternate Director if:

(a)	the Director who appointed him ceases to be a Director; or

(b)	the Director who appointed him revokes his appointment by notice delivered to the Board or to the registered office of the Company or in any other manner approved by the Board; or

(c)	in any event happens in relation to him which, if he were a Director of the Company, would cause his office as Director to be vacated.

Status of alternate Director

15.7	An alternate Director shall carry out all functions of the Director who made the appointment.

15.8	Save where otherwise expressed, an alternate Director shall be treated as a Director under these Articles.

15.9	An alternate Director is not the agent of the Director appointing him.

15.10	An alternate Director is not entitled to any remuneration for acting as alternate Director.

Status of the Director making the appointment

15.11	A Director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

16	Powers of Directors

Powers of Directors

16.1	Subject to the provisions of the Law, the Memorandum and these Articles the business of the Company shall be managed by the Directors who may for that purpose exercise all the powers of the Company.

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16.2	No prior act of the Directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Law, Members may, by Special Resolution, validate any prior or future act of the Directors which would otherwise be in breach of their duties.

Directors below the minimum number

16.3	lf the number of Directors is less than the minimum prescribed in accordance with these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. lf there are no Director or Directors able or willing to act, any two Members may summon a general meeting for the purpose of appointing Directors. Any additional Director so appointed shall hold office (subject to these Articles) only until the dissolution of the annual general meeting next following such appointment unless he is re-elected during such meeting.

Appointments to office

16.4	The Directors may by Board Resolution appoint a Director:

(a)	as chairman of the Board;

(b)	as managing Director;

(c)	to any other executive office,

for such period, and on such terms, including as to remuneration as they think fit.

16.5	The appointee must consent in writing to holding that office.

16.6	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of Directors.

16.7	If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the Directors may nominate one of their number to act in place of the chairman should he ever not be available.

16.8	Subject to the provisions of the Law, the Directors may also appoint and remove any person, who need not be a Director:

(a)	as Secretary; and

(b)	to any office that may be required

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the Directors decide.

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16.9	The Secretary or Officer must consent in writing to holding that office.

16.10	A Director, Secretary or other Officer of the Company may not the hold the office, or perform the services, of auditor.

Provisions for employees

16.11	The Board may make provision for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any of its subsidiary undertakings.

Exercise of voting rights

16.12	The Board may exercise the voting power conferred by the Shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including, without limitation, the exercise of that power in favour of any resolution appointing any Director as a Director of such body corporate, or voting or providing for the payment of remuneration to the Directors of such body corporate).

Remuneration

16.13	Every Director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as Director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at Directors’ meetings.

16.14	Until otherwise determined by the Company by Ordinary Resolution, the Directors (other than alternate Directors) shall be entitled to such remuneration by way of fees for their services in the office of Director as the Directors may determine.

16.15	Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the Director or to any other person connected to or related to him.

16.16	Unless his fellow Directors determine otherwise, a Director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

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Disclosure of information

16.17	The Directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of Members relating to a Member, (and they may authorise any Director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)	such disclosure is in compliance with the Designated Stock Exchange Rules; or

(c)	such disclosure is in accordance with any contract entered into by the Company; or

(d)	the Directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

17	Delegation of powers

Power to delegate any of the Directors’ powers to a committee

17.1	The Directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-Directors so long as the majority of those persons are Directors. Any such committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law.

17.2	The delegation may be collateral with, or to the exclusion of, the Directors’ own powers.

17.3	The delegation may be on such terms as the Directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the Directors at will.

17.4	Unless otherwise permitted by the Directors, a committee must follow the procedures prescribed for the taking of decisions by Directors.

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17.5	The Board shall by Board Resolution establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles. Each of the audit committee, compensation committee and nominating and corporate governance committee shall consist of at least three Directors (or such larger minimum number as may be required from time to time by the Designated Stock Exchange Rules). The majority of the committee members on each of the compensation committee and nominating and corporate governance committee shall be Independent Directors. The audit committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law.

Local boards

17.6	The Board may by Board Resolution establish any local or divisional board or agency for managing any of the affairs of the Company whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional Board, or to be managers or agents, and may fix their remuneration.

17.7	The Board may by Board Resolution delegate to any local or divisional board, manager or agent any of its powers and authorities (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

17.8	Any appointment or delegation under this Article 17.8 may be made on such terms and subject to such conditions as the Board thinks fit and the Board may by Board Resolution remove any person so appointed, and may revoke or vary any delegation.

Power to appoint an agent of the Company

17.9	The Directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The Directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or

(b)	in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

17.10	The Directors may appoint any person, whether nominated directly or indirectly by the Directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)	for any purpose;

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(b)	with the powers, authorities and discretions;

(c)	for the period; and

(d)	subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the Directors under these Articles. The Directors may do so by power of attorney or any other manner they think fit.

17.11	Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the Directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

17.12	The Board may by Board Resolution remove any person appointed under Article 17.10 and may revoke or vary the delegation.

Borrowing Powers

17.13	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party.

Corporate Governance

17.14	The Board may by Board Resolution, from time to time, and except as required by applicable law or the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall be intended to set forth the guiding principles and policies of the Company and the Board on various corporate governance related matters as the Board shall determine by Board Resolution from time to time.

18	Meetings of Directors

Regulation of Directors’ meetings

18.1	Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit.

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Calling meetings

18.2	Any Director may call a meeting of Directors at any time. The Secretary must call a meeting of the Directors if requested to do so by a Director.

Notice of meetings

18.3	Notice of a Board meeting may be given to a Director personally or by word of mouth or given in writing or by Electronic communications at such address as he may from time to time specify for this purpose (or, if he does not specify an address, at his last known address). A Director may waive his right to receive notice of any meeting either prospectively or retrospectively.

Use of technology

18.4	A Director may participate in a meeting of Directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

18.5	A Director participating in this way is deemed to be present in person at the meeting.

Quorum

18.6	The quorum for the transaction of business at a meeting of Directors shall be one unless the Directors fix some other number.

Chairman or deputy to preside

18.7	The Board may by Board Resolution appoint a chairman and one or more deputy chairman or chairmen and may at any time revoke any such appointment.

18.8	The chairman, or failing him any deputy chairman (the longest in office taking precedence if more than one is present), shall preside at all Board meetings. If no chairman or deputy chairman has been appointed, or if he is not present within five minutes after the time fixed for holding the meeting, or is unwilling to act as chairman of the meeting, the Directors present shall choose one of their number to act as chairman of the meeting.

Voting

18.9	A question which arises at a Board meeting shall be decided by a majority of votes. If votes are equal the Founder may, if he wishes, exercise a casting vote.

Recording of dissent

18.10	A Director present at a meeting of Directors shall be presumed to have assented to any action taken at that meeting unless:

(a)	his dissent is entered in the minutes of the meeting; or

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(b)	he has filed with the meeting before it is concluded signed dissent from that action; or

(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A Director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

18.11	The Directors may pass a resolution in writing without holding a meeting if all Directors sign a document or sign several documents in the like form each signed by one or more of those Directors.

18.12	A written resolution signed by a validly appointed alternate Director need not also be signed by the appointing Director.

18.13	A written resolution signed personally by the appointing Director need not also be signed by his alternate.

18.14	A resolution in writing passed pursuant to Article 18.11, Article 18.12 and/or Article 18.13 shall be as effective as if it had been passed at a meeting of the Directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last Director signs (and for the avoidance of doubt, such day may or may not be a Business Day).

Validity of acts of Directors in spite of formal defect

18.15	All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director or an alternate Director, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director or member of the committee, or that any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified and had continued to be a Director or alternate Director and had been entitled to vote.

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19	Permissible Directors’ interests and disclosure

19.1	A Director shall not, as a Director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in Shares or debentures or other securities of, or otherwise in or through, the Company) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for the benefit of the Company or any of its subsidiaries; or

(ii)	a debt or obligation of the Company or any of its subsidiaries for which the Director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where the Company or any of its subsidiaries is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one per cent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purposes of this Article 19.1 to be a material interest in all circumstances);

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of the Company or any of its subsidiaries under which he is not accorded as a Director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

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(e)	any matter connected with the purchase or maintenance for any Director of insurance against any liability or (to the extent permitted by the Law) indemnities in favour of Directors, the funding of expenditure by one or more Directors in defending proceedings against him or them or the doing of any thing to enable such Director or Directors to avoid incurring such expenditure.

19.2	A Director may, as a Director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or which falls within Article 19.1.

20	Minutes

20.1	The Company shall cause minutes to be made in books of:

(a)	all appointments of Officers and committees made by the Board and of any such Officer’s remuneration; and

(b)	the names of Directors present at every meeting of the Directors, a committee of the Board, the Company or the holders of any class of shares or debentures, and all orders, resolutions and proceedings of such meetings.

20.2	Any such minutes, if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in them.

21	Accounts and audit

21.1	The Directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Law.

21.2	The books of account shall be kept at the registered office of the Company and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Law or as authorised by the Directors or by Ordinary Resolution.

Financial year

21.3	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31 December in each year and begin on 1 January in each year.

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Auditors

21.4	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

21.5	At any general meeting convened and held at any time in accordance with these Articles, the Members may, by Ordinary Resolution, remove the Auditor before the expiration of his term of office. If they do so, the Members shall, by Ordinary Resolution, at that meeting appoint another Auditor in his stead for the remainder of his term.

21.6	The Auditors shall examine such books, accounts and vouchers; as may be necessary for the performance of their duties.

21.7	The Auditors shall, if so requested by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Company.

22	Record dates

22.1	Except to the extent of any conflicting rights attached to Shares, the resolution declaring a dividend on Shares of any class, whether it be an Ordinary Resolution of the Members or a Board Resolution, may specify that the dividend is payable or distributable to the persons registered as the holders of those Shares at the close of business on a particular date, notwithstanding that the date may be a date prior to that on which the resolution is passed.

22.2	If the resolution does so specify, the dividend shall be payable or distributable to the persons registered as the holders of those Shares at the close of business on the specified date in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of the dividend of transferors and transferees of any of those Shares.

22.3	The provisions of this Article apply, mutatis mutandis, to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

23	Dividends

Source of dividends

23.1	Dividends may be declared and paid out of any funds of the Company lawfully available for distribution.

23.2	Subject to the requirements of the Law regarding the application of a company’s Share premium account and with the sanction of an Ordinary Resolution, dividends may also be declared and paid out of any share premium account.

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Declaration of dividends by Members

23.3	Subject to the provisions of the Law, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the Directors.

23.4	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to a holder of a Class B Ordinary Share.

Payment of interim dividends and declaration of final dividends by Directors

23.5	Subject to Article 23.4, the Directors may by Board Resolution declare and pay interim dividends or recommend final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

23.6	Subject to the provisions of the Law, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)	Upon determination to pay a dividend or dividends described as interim by the Directors in the dividend Board Resolution, no debt shall be created by the declaration until such time as payment is made.

(b)	Upon declaration of a dividend or dividends described as final by the Directors in the dividend Board Resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the Board Resolution.

If the Board Resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

23.7	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)	If the share capital is divided into different classes, the Directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)	The Directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)	If the Directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

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Apportionment of dividends

23.8	Except as otherwise provided by the rights attached to Shares all dividends shall be declared and paid according to the amounts Paid Up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount Paid Up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

23.9	The Directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

23.10	If the Directors so determine, any Board Resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the Directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;

(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest some assets in trustees.

How payments may be made

23.11	Subject to Article 23.4, a dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

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23.12	For the purposes of Article 23.11(a), the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purposes of Article 23.11(b), subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

23.13	Subject to Article 23.4, if two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the Joint Holder of the Share who is named first on the register of Members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)	to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

23.14	Subject to Article 23.4, any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other monies not to bear interest in absence of special rights

23.15	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

23.16	Subject to Article 23.4, if a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the Directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

23.17	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

24	Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve;

24.1	The Directors may resolve to capitalise:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

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(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

24.2	Subject to Article 23.4, the amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

(a)	by paying up the amounts unpaid on that Member’s Shares;

(b)	by issuing Fully Paid Up Shares, debentures or other securities of the Company to that Member or as that Member directs. The Directors may resolve that any Shares issued to the Member in respect of Partly Paid Up Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain Partly Paid Up.

Applying an amount for the benefit of Members

24.3	Subject to Article 23.4, the amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

24.4	Subject to the Law, if a fraction of a Share, a debenture or other security is allocated to a Member, the Directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

25	Share Premium Account

Directors to maintain share premium account

25.1	The Directors shall establish a share premium account in accordance with the Law. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Law.

Debits to share premium account

25.2	The following amounts shall be debited to any share premium account:

(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)	any other amount paid out of a share premium account as permitted by the Law.

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25.3	Notwithstanding the preceding Article, on the redemption or purchase of a Share, the Directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Law, out of capital.

26	Seal

Company seal

26.1	The Company may have a seal if the Directors so determine by Board Resolution.

Duplicate seal

26.2	Subject to the provisions of the Law, the Company may also have a duplicate seal or seals for use in any place or places outside the Cayman Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the Directors so determine by Board Resolution, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

26.3	A seal may only be used by the authority of the Directors. Unless the Directors otherwise determine by Board Resolution, a document to which a seal is affixed must be signed in one of the following ways:

(a)	by a Director (or his alternate) and the Secretary; or

(b)	by a single Director (or his alternate).

If no seal is adopted or used

26.4	If the Directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)	by a Director (or his alternate) and the Secretary; or

(b)	by a single Director (or his alternate); or

(c)	in any other manner permitted by the Law.

Power to allow non-manual signatures and facsimile printing of seal

26.5	The Directors may determine by Board Resolution that either or both of the following applies:

(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

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(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

26.6	If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the Director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

27	Indemnity

27.1	To the extent permitted by law, the Company shall indemnify each existing or former Director (including alternate Director), Secretary and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Director (including alternate Director), Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Director’s (including alternate Director’s), Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Director (including alternate Director), Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former Director (including alternate Director), Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

27.2	To the extent permitted by Law, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Director (including alternate Director), Secretary or Officer of the Company in respect of any matter identified in Article 27.1 on condition that the Director (including alternate Director), Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Director (including alternate Director), Secretary or that Officer for those legal costs.

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Release

27.3	To the extent permitted by Law, the Company may by Special Resolution release any existing or former Director (including alternate Director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty.

Insurance

27.4	To the extent permitted by Law, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the Directors, other than liability arising out of that person’s own dishonesty:

(a)	an existing or former Director (including alternate Director), Secretary or Officer or auditor of:

(i)	the Company;

(ii)	a company which is or was a subsidiary of the Company;

(iii)	a company in which the Company has or had an interest (whether direct or indirect); and

(b)	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

28	Notices

Form of notices

28.1	Save where these Articles provide otherwise, and subject to the Designated Stock Exchange Rules, any notice to be given to or by any person pursuant to these Articles shall be:

(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)	subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.

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Electronic communications

28.2	A notice may only be given to the Company in an Electronic Record if:

(a)	the Directors so resolve;

(b)	the resolution states how an Electronic Record may be given and, if applicable, specifies an email address for the Company; and

(c)	the terms of that resolution are notified to the Members for the time being and, if applicable, to those Directors who were absent from the meeting at which the resolution was passed.

If the resolution is revoked or varied, the revocation or variation shall only become effective when its terms have been similarly notified.

28.3	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

28.4	Subject to the Law, the Designated Stock Exchange Rules and to any other rules which the Company is bound to follow, the Company may also send any notice or other document pursuant to these Articles to a Member by publishing that notice or other document on a website where:

(a)	the Company and the Member have agreed to his having access to the notice or document on a website (instead of it being sent to him);

(b)	the notice or document is one to which that agreement applies;

(c)	the Member is notified (in accordance with any requirements laid down by the Law and, in a manner for the time being agreed between him and the Company for the purpose) of:

(i)	the publication of the notice or document on a website;

(ii)	the address of that website; and

(iii)	the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d)	the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice of document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid. For the purposes of this Article 28.4 “publication period” means a period of not less than seven days, beginning on the day on which the notification referred to in Article 28.4(c) is deemed sent.

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Persons entitled to notices

28.5	Any notice or other document to be given to a Member may be given by reference to the register of Members as it stands at any time within the period of ten days before the day that the notice is given or (where and as applicable) within any other period permitted by, or in accordance with the requirements of, (to the extent applicable) the Designated Stock Exchange Rules and/or the Designated Stock Exchanges. No change in the register of Members after that time shall invalidate the giving of such notice or document or require the Company to give such item to any other person.

Persons authorised to give notices

28.6	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a Director or company secretary of the Company or a Member.

Delivery of written notices

28.7	Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or Director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

28.8	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of Members.

Signatures

28.9	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

28.10	An Electronic Record may be signed by an Electronic Signature.

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Evidence of transmission

28.11	A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

28.12	A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

28.13	A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of Shares shall be deemed to have received due notice of the meeting and, where requisite, of the purposes for which it was called.

Giving notice to a deceased or bankrupt Member

28.14	A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

28.15	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

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Date of giving notices

28.16	A notice is given on the date identified in the following table

Method for giving notices	When taken to be given
(A) Personally	At the time and date of delivery
(B) By leaving it at the Member’s registered address	At the time and date it was left
(C) By posting it by prepaid post to the street or postal address of that recipient	48 hours after the date it was posted
(D) By Electronic Record (other than publication on a website), to recipient’s Electronic address	48 hours after the date it was sent
(E) By publication on a website	24 hours after the date on which the Member is deemed to have been notified of the publication of the notice or document on the website

Saving provision

28.17	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of Directors and written resolutions of Members.

29	Authentication of Electronic Records

Application of Articles

29.1	Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a Director or other Officer of the Company, shall be deemed to be authentic if either Article 29.2 or Article 29.4 applies.

Authentication of documents sent by Members by Electronic means

29.2	An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

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(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 29.7 does not apply.

29.3	For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 28.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

29.4	An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 29.7 does not apply.

This Article 29.4 applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

29.5	For example, where a sole Director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that Director unless Article 29.7 applies.

Manner of signing

29.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

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Saving provision

29.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

30	Transfer by way of continuation

30.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)	the Cayman Islands; or

(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

30.2	To give effect to any resolution made pursuant to the preceding Article, the Directors may cause the following:

(a)	an application be made to the Registrar of Companies of the Cayman Islands to deregister the Company in the Cayman Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

31	Winding up

Distribution of assets in specie

31.1	If the Company is wound up the Members may, subject to these Articles and any other sanction required by the Law, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the holders of the Class A Ordinary Shares the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as among the holders of the Class A Ordinary Shares; and/or

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(b)	to vest the whole or any part of the assets in trustees for the benefit of the holders of the Class A Ordinary Shares and those liable to contribute to the winding up.

31.2	No distribution (whether in cash or otherwise) of the Company’s assets on a winding up may be made to a holder of a Class B Ordinary Share.

No obligation to accept liability

31.3	No Member shall be compelled to accept any assets if an obligation attaches to them.

31.4	The Directors are authorised to present a winding up petition

31.5	The Directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

32	Amendment of Memorandum and Articles

Power to change name or amend Memorandum

32.1	Subject to the Law, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

32.2	Subject to the Law and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

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33	Exclusive Jurisdiction

33.1	Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall, to the fullest extent permitted by law, be the sole and exclusive forum for:

(a)	any derivative action or proceeding brought on behalf of the Company;

(b)	any action asserting a claim for breach of any fiduciary duty owed by any current or former Director, Officer or other employee of the Company to the Company or to the Members;

(c)	any action asserting a claim arising pursuant to any provision of the Law, the Memorandum or these Articles;

(d)	any action asserting a claim concerning or relating to the internal affairs of the Company; or

(e)	any action asserting any other claim against the Company or any current or former Director, Officer or other employee of the Company that, as a matter of Cayman Islands law, is governed by the internal affairs doctrine or otherwise relates to the rights, duties or relationships among or between the Company, its Members and its current or former Directors, Officers or other employees.

For the avoidance of doubt, this Article shall not apply to any direct claim arising under the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, or any claim for which the federal courts of the United States have exclusive jurisdiction. Nothing in this Article shall preclude the Company from bringing any action or proceeding in any other court or jurisdiction.

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